June 20, 2008

VIA U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

Re:          Riviera Holdings Corporation
Definitive Proxy Statement on Schedule 14A (“Proxy Statement”)
Filed April 4, 2008
File No.000-21430

Dear Mr. McTiernan:

We acknowledge receipt of the letter of comment dated June 5, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Riviera Holdings Corporation (the “Company”) and provide the following supplemental response on its behalf.

Comment 1:

Incentive Compensation Program, page 17

We refer to your discussion that the Compensation Committee has established an Incentive Compensation Program award formula and performance goals based on property-level, EBITDA and the employee’s position within the company.  Please expand your disclosure to clarify what are the property-level targets and quantify the EBITDA goals referenced, including threshold, target and maximum percentage levels as they relate to the award ranges discussed.  Alternatively, provide us a detailed explanation of why you believe that disclosure is not required.  To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for you to achieve the target goals.  Please provide this information in future filings and tell us how you will comply.

June 20, 2008

We acknowledge your comment.  In order to enhance future disclosure, the Company proposes to include in the Company’s future required compensation disclosure, the percentages of the established target levels of the Incentive Compensation Programs (the “Programs”) that must be achieved and the corresponding compensation levels, or percentage of target compensation, that those participating in such Programs are eligible to receive upon achieving certain Program target levels.   The proposed revised disclosure is provided below.

In December 2007, the Committee established the Incentive Compensation Program award ~~formula and~~ performance goals that will be used to determine awards in 2008. The major factor in determining whether an award will be paid will be our actual performance during 2008 versus the predetermined goals. The established goals for 2008 are based on a combination of property-level EBITDA and Company EBITDA and the participant's employment position with us. Under the approved formula, the 2008 award range (i) for ~~Mr~~ Messrs . Westerman and Vannucci is zero to $400,000 with a target of $200,000 if the EBITDA target is achieved ~~and for Mr. Vannucci is zero to $400,000, with a target of $200,000 if the EBITDA target is achieved. For each executive officer other than Mr. Westerman and Mr. Vannucci, the range~~ , (ii) for Mr. Marchionne is zero to $200,000 with a target of $100,000 if the EBITDA target is achieved~~.~~  , and (iii) for Mr. Phillip Simons is zero to $150,000 with a target of $75,000 if the target is achieved.   In each case, if the percentage of the performance target achieved is less than 95%, the award is zero, increasing on a sliding scale up to the target award if 100% of the performance target is achieved, and with regard to Mr. Vannucci up to the maximum award if  130% of the performance target is achieved, and with regard to Messrs. Westerman, Marchionne and Simons up to a maximum award if 133% of the performance target is achieved.

Mr. Lefever resigned from the Company effective March 31, 2008 and is not eligible to receive any bonus awards for 2008.  Mr. Simons replaced Mr. Lefever as the Company’s Chief Financial Officer and Vice President - Finance as of May 12, 2008, and is entitled to receive 50% of any 2008 bonus award that he would be eligible to receive based upon a full year’ s employment with the Company and achieving the foregoing targets.   All participants in our Incentive Compensation Program will have their respective awards calculated in accordance with the formula approved by the Committee.

Discretionary bonus awards in the amounts of $300,000, $35,239 and $35,239 were paid to Mr. Westerman, Mr. Lefever and Mr. Marchionne, respectively, for their contributions to the success of the Company in 2007.

With respect to further information, the Company believes it is necessary and appropriate to omit certain specific information regarding goals, such as quantifying EBITDA goals, because such disclosure could result in competitive harm to the Company.  Disclosure of certain specific goals could allow competitors to discern non-public confidential information regarding the Company’s internal projections and goals, and negatively affect the Company’s ability to retain personnel who participate in such Programs.

June 20, 2008

Comment 2:

Director Compensation, page 34

We note on page 32 that you state Mr. Silver receives $60,000 annually for his service as a director and chairman of the Compensation Committee, and that Mr. Harvey receives $52,000 annually for his service as a director and chairman of the Nominating Committee.  We note on the Director Compensation table on page 34, however, that the annual compensation for Messrs. Silver and Harvey is listed as $50,000.  Please advise us of this discrepancy.

We acknowledge your comment and clarify that the amounts set forth on page 34 of the Proxy Statement reflect actual fees paid to Mr. Silver and Mr. Harvey in fiscal year 2007. The amounts described on page 32 of the Proxy Statement reflect the fee structure that the Company adopted in October 2007.  Under this revised fee structure, which was adopted and approved in 2007, Mr. Silver will receive annual fees of $60,000 and Mr. Harvey will receive annual fees of  $52,000 in fiscal year 2008.  In future filings, to the extent applicable, the Company will clarify when director fees have been raised.

If you have any further comments, please do not hesitate to contact me.  I may be reached at (212) 451-2289.

Very truly yours, /s/ Adam Finerman___ Adam Finerman, Esq.

cc:           Tullio J. Marchionne
Secretary and General Counsel
Riviera Holdings Corporation